UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 2, 2013, Scorpio Tankers Inc. (the “Company”) appointed Ms. Marianne Økland to its Board of Directors to serve as a Class III Director effective as of the same date.  The Board of Directors has determined that Ms. Økland is an “independent director” as such term is defined under the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listing Manual.

Ms. Økland is a Managing Director of Avista Partners, a London based consultancy company that provides advisory services and raises capital.  In addition, she is a non-executive director at each of Islandsbanki (Iceland), IDFC (India) and NLB (Slovenia).  Between 1993 and 2008, Ms. Økland held various investment banking positions at JP Morgan Chase & Co. and UBS where she focused on debt capital raising and structuring.  Ms. Økland has led many transactions for large Nordic banks and insurance companies, including some of the most significant mergers and acquisitions in these sectors.  Between 1990 and 1993, Ms. Økland headed European operations of Marsoft, a Boston, Oslo and London based consulting firm that advises banks and large shipping, oil and raw material companies on shipping strategies and investments.  Ms. Økland holds a M.Sc. degree in Finance and Economics from the Norwegian School of Economics and Business Administration where she also worked as a researcher and taught mathematics and statistics.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No.333-186815) filed with the Securities and Exchange Commission on February 25, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: April 4, 2013	By: /s/ Brian Lee
Brian Lee
Chief Financial Officer